FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response. 0.5

1. Name and Address of Reporting Person*
Biggins, J. Veronica
(Last) (First) (Middle)

303 Peachtree Street, Suite 3100
(Street)

Atlanta, GA 30308
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
AirTran Holdings, Inc. (AAI)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year)
December 17, 2002

5. If Amendment, Date of Original (Month/Year)
December 18, 2002

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
___ 10% Owner
___ Officer (give title below)
___ Other
Officer/Other Description ___

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	A/D	Price			
Common Stock, $0.001 par value	**12/17/2002**	**P**		**237**	**A**	**$4.21**	**3,237**	**D**	
Common Stock, $0.001 par value							**100**	**I**	By spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Form 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
NQSO (right to buy)	**$9.05**				*** | 5/16/2011**	**Common Stock, 5,000 shares**		**5,000**	**D**	
NQSO (right to buy)	**$5.97**				**5/15/2002 | 5/15/2012**	**Common Stock, 5,000 shares**		**5,000**	**D**	

Explanation of Responses :

* The option becomes exercisable for 1,666 shares on 5/16/2002 and 1,667 shares on 5/16/2003 and 5/16/2004, respectively.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

By: /s/ Richard P. Magurno — **1/23/2003**
** Signature of Reporting Person (attorney-in-fact) — Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.